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SEC 2069 (09-03)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-25685

RHYTHMS NETCONNECTIONS INC.
(Exact name of registrant as specified in its charter)

c/o BROWNSTEIN HYATT & FARBER, P.C.
410 17th STREET, SUITE 2200
DENVER, COLORADO 80202
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.001 per share
6 3/4% Series F Cumulative Convertible Preferred Stock, par value $.001 per share
13 1/2% Senior Discount Notes Due 2008
12 3/4% Senior Notes Due 2009
14% Senior Notes Due 2010
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $.001 per share	0
6 3/4% Series F Cumulative Convertible Preferred Stock, par value $.001 per share	0
13 1/2% Senior Discount Notes Due 2008	0
12 3/4% Senior Notes Due 2009	0
14% Senior Notes Due 2010	0

        Pursuant to the requirements of the Securities Exchange Act of 1934, RHYTHMS NETCONNECTIONS INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 6/1/04	By:	/s/ BRIAN P. FARLEY Brian P. Farley, Chief Executive Officer

        Instruction:    This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

        SEC 2069(3-99) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

End of Filing